NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES BOSTON HOUSTON DALLAS FORT WORTH AUSTIN	FIRM and AFFILIATE OFFICES www.duanemorris.com	HANOI HO CHI MINH CITY SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NORTH JERSEY LAS VEGAS SOUTH JERSEY LAKE TAHOE MYANMAR ALLIANCES IN MEXICO

August 22, 2025

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rucha Pandit Donald Field

RE:	Aura Fat Projects Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed July 23, 2025 File No. 001-41350

On behalf of Aura Fat Projects Acquisition Corp (the “Company”), we are hereby responding to the letter dated August 1, 2025, (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 23, 2025 (the “Preliminary Proxy”). In response to the Comment Letter, and to update certain information in the Preliminary Proxy, the Company is submitting Amendment No. 1 to the Preliminary Proxy (the “Amended Proxy”) today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Proxy.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Securities and Exchange Commission

August 22, 2025

Preliminary Proxy Statement on Schedule 14A filed July 23, 2025

Risk Factors, page 20

1.	We refer to Article 162 of the company’s Second Amended and Restated Memorandum of Association as well as your disclosure to investors in your initial public offering registration statement that if you are “unable to complete the Initial Business Combination within [the original termination date], [you will] . . . (i) cease all operations except for the purpose of winding up [and] (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the company . . ., divided by the number of then outstanding public shares” (emphasis added). Please revise to add a risk factor to specifically acknowledge your prior disclosure on winding up and redeeming your public shares and discuss the risks to the company of now seeking this extension beyond July 18, 2025 and not complying with Article 162 of the company’s Second Amended and Restated Memorandum of Association or your prior disclosure on winding up and redeeming public shares.

Response: The Amended Proxy has been revised on page 17 in the “Questions and Answers about the Extraordinary General Meeting” section and page 20 in the “Risk Factors” section acknowledging that the Company did not commence winding up or redeemed the public shares as required in the Company’s existing charter after the July 18, 2025 termination date and has included the potential risks to the Company and its directors of now seeking to extend past the July 18, 2025 termination date.

General

2.	Please revise the preliminary proxy statement to clarify, that (1) your failure to complete a business combination by July 18, 2025 triggered the redemption requirement under Article 162 of the company’s Second Amended and Restated Memorandum of Association, regardless of whether the Extension Amendment Proposal is approved; and, to the extent true, (2) if the Extension Amendment Proposal is approved, the company will not comply with the redemption requirement under Article 162 of the company’s Second Amended and Restated Memorandum of Association.

Response: The Amended Proxy has been revised on page 24 to include expanded disclosure in the “Background” section describing the Termination Date, the Company’s decision not to commence winding up in accordance with the Company’s existing charter, and the legal risks associated with this decision. The Company has also included disclosure that the approval of the Extension will be not be complying with the existing charter.

3.	Please refer to the Investment Management Trust Agreement that you entered into with Continental Stock Transfer & Trust Company, dated April 12, 2022. We note that Section 1(i) provides that Continental Stock Transfer & Trust Company covenants to “[c]ommence liquidation of the Trust Account only after and promptly after (x) receipt of, and only in accordance with, the terms of a letter from the Company . . . or (y) upon the date which is the later of (i) 15 months after the closing of the offering, (ii) such later date upon an Extension effectuated pursuant to the terms hereof, and (iii) such later date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association, if a Termination Letter has not been received by the Trustee prior to such date, in which case the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached.” Please revise the preliminary proxy statement to discuss the applicable provisions of the trust agreement and any discussions you have had with the trustee regarding these provisions and the winding up and redemption of your public shares.

Response: The Amended Proxy has been revised on page 17 in the “Questions and Answers about the Extraordinary General Meeting” section and page 20 in the “Risk Factors” section acknowledging that the Company is in violation of the Trust Agreement and the discussions the Company has had with Continental Stock Transfer & Trust Company regarding the violation of the Trust Agreement, the winding up and redemption of the public shares.

Securities and Exchange Commission

August 22, 2025

If you have further questions or comments, please do not hesitate to contact me at 202-776-5248 or atucker@duanemorris.com. Thank you very much for your assistance.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

AMT